Exhibit 99.1

HollySys Asia Pacific Subsidiary of Hollysys Automation Technologies Announced

Contract Win of Thomson Line Integrated Supervisory Control System in Singapore

SINGAPORE, June 5, 2014 /PRNewswire/ -- HollySys (Asia Pacific) Pte Ltd, a leading provider of automation and control technologies and applications in Asia, announced today that it successfully signed a contract with Land Transport Authority (“LTA”) in Singapore to provide the subway with an Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore, and the contract size is approximately SGD16 million.

Integrated Supervisory Control System, also named as Supervisory Control and Data Acquisition System (“SCADA”), is an integrated open software and hardware platform that allows different types of automation sub-systems including power system, alarm system, monitor system, passenger info, access control, broadcasting systems and etc. in the subway stations to be connected on the same control panel via coded signals over communication channels, to enable a comprehensive supervision and control of the systems in the subway stations. HollySys is providing its core proprietary software technology of the Integrated Supervisory Control System and its proprietary Programmable Logic Controllers (“PLC”) for this line.

The 30-km long Thomson Line will be fully underground with 22 stations, including six interchange stations. The Eastern Region Line will run together with the Thomson Line as one line when completed. The LTA will announce more details regarding the Eastern Region Line at a later date.

Hollysys’ management commented: “We are pleased to have won this contract to supply the subway SCADA system for Thomson & Eastern Region Lines, which is a major breakthrough for Hollysys in the international subway SCADA system market and helps us further penetrate into the local market and world at large. This contract win is the joint efforts by Hollysys Group Rail Transportation team and Concord team leveraging their proprietary technology, design and software customization, project management and project execution capabilities respectively, which create solid synergy in promoting our overseas business. In the future, Hollysys will continue to expand the subway related business opportunities in the Southeast Asia market, leveraging its strong R&D capability, effective management, high-quality products and services and customer recognition to further grow its international business and create value for our shareholders.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386

investors@hollysys.com